

July 22, 2010

Douglas C. MacLellan
President and Chief Executive Officer
Radient Pharmaceuticals Corporation
2492 Walnut Avenue, Suite 100
Tustin, CA 92780-7039

    Re: **Radient Pharmaceuticals Corporation**
                Amendment No. 2 to Schedule 14A Filed July 14, 2010
                Form 10-K/A Filed May 3, 2010
                Form 10-Q Filed May 24, 2010
                File No. 001-16695

Dear Mr. MacLellan:

We have reviewed your response letters filed July 14, 2010 and the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Schedule 14A Filed July 14, 2010

General

1. Please refer to our comment one. We note you have provided pro forma financial information for the nine months ended September 30, 2009. Please note that pro forma presentation should be based on the latest fiscal year and interim period included in the filing, unless the transaction is already reflected in the audited historical statements for the most recent full fiscal year. Please revise your presentation accordingly. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.

Proposal 1
Potential Negative Effect on our Stock Price, page 15

2. In response to prior comment 7, you disclose that the shares of common stock underlying the outstanding principal of the Series 1 and Series 2 Notes and the shares issuable underlying up to 12 months of interest thereon at the initial interest rate of 12% were registered between two of your Registration Statements on Form S-3. This does not appear consistent with your disclosure on page 13, your disclosure in your Form S-3, File No. 333-162436, as filed on January 5, 2010 and your Form S-3, File No. 333-159286, as filed on June 11, 2009. Please clarify that you have not registered the potential issuance of common stock under the exchange agreement in connection with your Series 1 and 2 Notes. Alternatively, please revise to disclose the effective registration statement that registers this transaction.

Proposal 9, page 26

3. Based on your Form 8-K filed on July 12, 2010, it appears that it is probable that you will issue the newly authorized shares disclosed in this proposal in connection with your acquisition of Provista. Unless you are going to seek the approval of your shareholders for this transaction in another proxy statement, pursuant to Note A of Schedule 14A, please provide the disclosure required by Item 14 of Schedule 14A for the acquisition of Provista, including the financial statements and adjust the pro forma information.

Form 10-K/A Filed May 3, 2010

Note 2 Organization and Summary of Significant Accounting Policies
Deconsolidation, page 52

4. Please refer to your response to our prior comment 22. Please revise your disclosure to include the information provided in your response. In addition, please address the following:
   - You state that JPI had a recent history of significant revenues and gross operating profits. Please clarify that your discounted cash flows analysis encompassed more than just the most recent historical operating results and if not, why;
   - Clarify that the historical information used in your discounted cash flow analysis deleted the effect of YYB which was sold in June 2009
   - Please tell us, and disclose why your analysis only encompasses two years of budgeted results for the years ended December 31, 2009 and 2010;
   - Clarify why you are using a calendar year for the budgeted results and a non-calendar fiscal year for the historical results.
   - Quantify the key assumptions used under both the market and the income approaches, such as the discounted cash flows analysis, the discount rate, the forecasted period, discounts for marketability and control, growth rate, terminal value, etc.

- Clarify why you believe the 40% discount for lack of marketability and control was appropriate.
- Your response to our comment appears to address the procedures utilized by management in determining the value of JPI. As you ultimately decided to use the value reached by the independent valuation consultants engaged by your accountants, please confirm that they utilized the same approaches and assumptions that management utilized. If not, please tell us what approach they used, provide the information requested in parts a through d of this comment, and how ultimately you decided that their value was more appropriate.
- Regarding the comparable companies chosen for the Guideline Public Company method, please tell us if you considered the type of products sold by JPI, the number of products for sale, any collaboration agreements or other variables specific to JPI in determining the comparable companies.
- Explain your basis for any adjustments you made to the average multiples for circumstances unique to JPI under both the income and market approach and how you determined the extent of those adjustments.

5. Please refer to your response to comment 23. Your response does not appear to address our comment in its entirety. You state that you gained sufficient access to the financial records of JPI in connection with the deconsolidation. However, it is unclear whether you have received financial information at the subsequent reporting periods to make assessments about the value of the investment.
    a. Please clarify how often financial information is provided to JPI and whether the information is currently provided on a timely basis.
         i. If you do not receive financial information, or do not receive it on a timely basis, please tell us how you are able to perform an impairment analysis that considers the indicator noted in ASC 320-10-35-25a.
         ii. If there is a lag in the receipt of the information, please clarify how that lag period affects your financial statements.

Form 10-Q Filed May 24, 2010

Item 1. Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
Note 12 – Related Party Transactions, page 20

6. Your response indicates that in November 2009, JPI would create 6% convertible promissory notes. This appears to contradict your disclosure which indicates that these notes will accrue interest at 12%. Please advise us, or revise your disclosure. Lastly, please clarify when you intend to begin accruing interest on this note.

Note 13 – Subsequent Events
Note Financing, page 20

7. Please clarify if you recorded a beneficial conversion feature in addition to recording a derivative for the reset provision and possibly the conversion feature.

Shares Issued in Connection with Warrant Exercises and Financing Arrangements, page 22

8. Please refer to your response to our comment 26. Please clarify what is meant by the statement "Any difference resulting from the establishment of May 31, 2010 as the effective date for conversions is assumed to be immaterial." Lastly, please provide the journal entries recorded in conjunction with these transactions and the dates those entries were recorded in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tabatha Akins at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Rachel Schmierer
       Leser, Hunter, Taubman & Taubman
       17 State Street, Suite 1610
       New York, New York 10004